May 4, 2026

Stefan J. Murry
Chief Financial Officer
Applied Optoelectronics, Inc.
13139 Jess Pirtle Blvd.
Sugar Land, Texas 77478

       Re: Applied Optoelectronics, Inc.
           Form 10-K for the Year Ended December 31, 2025
           Filed February 26, 2026
           File No. 001-36083
Dear Stefan J. Murry:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing